EXHIBIT 12

COCA-COLA ENTERPRISES, INC.

EARNINGS TO FIXED CHARGES

(in millions; except ratios)

	Second Quarter		First Six Months
	2011	2010	2011	2010
Computation of Earnings:
Income before income taxes	$337	$252	$481	$398
Add:
Interest expense	21	14	41	31
Interest portion of rent expense	8	6	16	13

Earnings as adjusted	$366	$272	$538	$442

Computation of Fixed Charges:
Interest expense	$21	$14	$41	$31
Interest portion of rent expense	8	6	16	13

Fixed charges	$29	$20	$57	$44

Ratio of Earnings to Fixed Charges(A)	12.36	13.85	9.41	10.05

(A) Ratios were calculated prior to rounding to millions.